DELIVERY INVOICE                                                  THE ST.PAUL
================================================================================
Company: ST PAUL FIRE AND MARINE INSURANCE COMPANY
--------------------------------------------------------------------------------
INSURED

USAA MUTUAL FUND TRUST                Policy Inception/Effective Date: 05/15/09
9800 FREDERICKSBURG RD.               Agency Number: 124261-4
SAN ANTONIO TX 78288                  MARSH-CHICAGO
                                      Transaction Type:
                                      RENEWAL OF 491BD0344
                                      Transaction number: 001
                                      Processing date: 06/05/2009
                                      Policy Number: 412PB1209
AGENT

MARSH USA, INC.
500 WEST MONROE STREET
CHICAGO, IL 60661

--------------------------------------------------------------------------------
POLICY          DESCRIPTION                         AMOUNT          SURTAX/
NUMBER                                                             SURCHARGE
--------------------------------------------------------------------------------
412PB1209       INVESTMENT COMPANY BLANKET BOND     $5,398

                BOND PERIOD: 5/15/2009 - 5/15/2010

--------------------------------------------------------------------------------
ACCOUNT        DUE       PREMIUM        COMM      PAYMENT PLAN      SURTAX/
DATE           DATE                     RATE      SERVICE CHARGE   SURCHARGE
--------------------------------------------------------------------------------

5/09           07/15/09  $5,398           0%


--------------------------------------------------------------------------------
AGENT WILL NOT RECIEIVE COMMISSION ON PAYMENT PLAN SERVICE CHARGE, SURTAX OR SURCHARGE. PLEASE REPORT THESE ITEMS SEPARATELY ON YOUR ACCOUNTS.
================================================================================
40724 Ed.12-90 Printed in U.S.A.       AGENT COPY                         Page 1

DELIVERY INVOICE                                                  [THE ST.PAUL]
================================================================================
Company: ST PAUL FIRE AND MARINE INSURANCE COMPANY
--------------------------------------------------------------------------------
INSURED

USAA MUTUAL FUND TRUST                Policy Inception/Effective Date: 05/15/09
9800 FREDERICKSBURG RD.               Agency Number: 124261-4
SAN ANTONIO TX 78288                  MARSH-CHICAGO
                                      Transaction Type:
                                      RENEWAL OF 491BD0344
                                      Transaction number: 001
                                      Processing date: 06/05/2009
                                      Policy Number: 412PB1209
AGENT

MARSH USA, INC.
500 WEST MONROE STREET
CHICAGO, IL 60661

--------------------------------------------------------------------------------
POLICY          DESCRIPTION                         AMOUNT          SURTAX/
NUMBER                                                             SURCHARGE
--------------------------------------------------------------------------------
412PB1209       INVESTMENT COMPANY BLANKET BOND     $5,398

                BOND PERIOD: 5/15/2009 - 5/15/2010


================================================================================
40724 Ed.12-90 Printed in U.S.A.       INSURED COPY                       Page 1

[TRAVELERS LOGO]
                        INVESTMENT COMPANY BLANKET BOND

                   ST. PAUL FIRE AND MARINE INSURANCE COMPANY
                         St. Paul, Minnesota 55102-1396
             (A Stock Insurance Company, herein called Underwriter)

DECLARATIONS                                                 BOND NO. 412PB1209

Item 1. Name of Insured (herein called Insured):

USAA MUTUAL FUND TRUST
Principal Address:
9800 FREDERICKSBURG ROAD
SAN ANTONIO, TX 78288

--------------------------------------------------------------------------------
Item 2.   Bond Period  from 12:01 a.m.  on 05/15/09 to 12:01 a.m. on  05/15/2010 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

--------------------------------------------------------------------------------
Item 3.   Limit of Liability
          Subject to Sections 9, 10, and 12 hereof:

                                                        Limit of        Deductible
                                                        Liability       Amount
Insuring Agreement A - FIDELITY                         $2,500,000      $0
Insuring Agreement B - AUDIT EXPENSE                    $100,000        $0
Insuring Agreement C - PREMISES                         $2,500,000      $0
Insuring Agreement D - TRANSIT                          $2,500,000      $0
Insuring Agreement E - FORGERY OR ALTERATION            $2,500,000      $0
Insuring Agreement F - SECURITIES                       $2,500,000      $0
Insuring Agreement G - COUNTERFEIT CURRENCY             $2,500,000      $0
Insuring Agreement H - STOP PAYMENT                     $NOT COVERED    $0
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT   $NOT COVERED    $0

OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J - Computer Systems                 $2,500,000      $0
insuring Agreement K - Claims Expense                   $100,000        $0

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

--------------------------------------------------------------------------------
Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:


ICB001 Rev. 7/04
(c) 2004 The Travelers Companies, Inc.                              Page 1 of 2

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

MEL3277 ED. 05-05;       MEL5530 ED. 12-07;
ICB011 ED. 07-04;        MEL6150 ED. 09-08;
ICB016 ED. 07-04;        MEL4276 ED. 05-06;
ICB025 ED. 07-04;        MEL2899 ED. 05-05;
ICB030 ED. 07-04;        MEL2555 ED. 03-05;
ICB071 REV. 12-06;       MEL4799 ED. 12-06;
MEL3243 ED. 07-05;       ICB010 Ed. 07-04.
MEL3281 ED. 05-05;
MEL3687 ED. 11-05;
MEL3713 ED. 11-05;
MEL3812 ED. 12-05;

--------------------------------------------------------------------------------
Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 491BD0344 such termination or cancellation to be effective as of the time this bond becomes effective.

================================================================================

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:                        ST. PAUL FIRE AND MARINE INSURANCE COMPANY


--------------------------------------------
Authorized Representative  Countersigned At


----------------------
Countersignature Date


                       /s/Bruce Backberg, Secretary  /s/Brian MacLean, President

ICB001 Ed. 7-04                                                    Page  2 of 2
(c) 2004 The St. Paul Travelers Companies

                        INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

                              INSURING AGREEMENTS

(A)  FIDELITY

     Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
     (a) to cause the Insured to sustain such loss; and
     (b) to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  AUDIT EXPENSE

     Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)  ON PREMISES

     Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

                              Office and Equipment

     (1) loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or

     (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

ICB005 Ed. 7-04                       1 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

     Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY 0R ALTERATION

     Loss through Forgery or alteration of or on:

     (1) any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

     (2) other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications  purport  to have been  signed  or  endorsed  by any:
         (a)  customer of the Insured,  or
         (b) shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or
         (c)  financial  or  banking  institution  or  stockbroker,   but  which
              instructions,  advices  or  applications  either  bear the  forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

     (3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

         Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

         Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

     Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

     (1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

         (a) counterfeited, or
         (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
         (c) raised or otherwise altered, or lost, or stolen, or

     (2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,

ICB005 Ed. 7-04                    2 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
         assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

         Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment. The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

         Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(G)  COUNTERFEIT CURRENCY

     Loss  through  the  receipt  by  the  Insured,   in  good  faith,   of  any
     counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.

(H)  STOP PAYMENT

     Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

     For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

     For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's, or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

     Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

     This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

                               GENERAL AGREEMENTS

A.   ADDITIONAL OFFICES OR EMPLOYEES CONSOLIDATION OR MERGER - NOTICE

     (1) If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

     (2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically

ICB005 Ed. 7-04                     3 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.   WARRANTY

     No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.   COURT COSTS AND ATTORNEYS' FEES

     (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

     The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

     (1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

     (2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

     (3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

     The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

     If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.   FORMER EMPLOYEE

     Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

                 THE FOREGOING INSURING AGREEMENTS AND GENERAL
                     AGREEMENTS ARE SUBJECT TO THE FOLLOWING
                          CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond have respective meanings stated in this Section:

(a)  "Employee" means:

     (1) any of the Insured's officers, partners, or and employees, and

     (2) any of the officers or employees of any the predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

ICB005 Ed. 7-04                          4 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

     (3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and (

     (4) guest students pursuing their studies or duties in any of the Insured's offices, and

     (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

     (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

     (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) thereof, and

     (8) those  persons  so   designated  in  Section 15,  Central  Handling  of
         Securities, and

     (9) any officer, partner, or Employee of:

          (a) an investment advisor,
          (b) an underwriter (distributor),
          (c) a transfer agent or shareholder accounting record-keeper, or
          (d) an administrator authorized by written agreement to keep financial and/or other required records,

     for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

     Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

     Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

     (b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     (c) "Forgery" means the signing of the name of another with intent to deceive; it does not

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         include the signing of one's own name with or without authority, in any capacity, for any purpose.

     (d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

     (e) "Items of Deposit"  means any one or more  checks and drafts.  Items of
         Deposit  shall  not  be  deemed   uncollectible   until  the  Insured's
         collection procedures have failed.

SECTION 2. EXCLUSIONS THIS BOND,
DOES NOT COVER:

     (a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement
         (A), (E), (F) or (G).

     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

     (c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

     (d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

     (e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

     (f) loss resulting from any violation by the Insured or by any Employee:

         (1)of law regulating (a) the issuance, purchase or sale of securities,
            (b)  securities  transactions  upon  Security  Exchanges or over the
            counter  market,  (c)  Investment   Companies,   or  (d)  Investment
            Advisors, or

         (2)of any rule or regulation made pursuant to any such law.

         unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

     (g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

     (h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

     (i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

     (j) loss through the surrender of Property away from an office of the Insured as a result of a threat:

         (1)to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

         (2)to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

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     (k) all  costs,  fees  and  other  expenses  incurred  by  the  Insured  in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

     (l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement
         (A).

     (m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

     Discovery occurs when the Insured:

     (a) becomes aware of facts, or

     (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

     which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges

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immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

in case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the
Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL
LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

     (a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

     (b) any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

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     (c) all wrongful acts,  other than those specified in (a) above, of any one person shall be deemed to be one loss, or

     (d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

     (e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b),
(c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

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The  Underwriter  shall refund the unearned  premium  computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

     (a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see
         Section 16(d)), or

     (b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

     (c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwrite, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

     (a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

     (b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words  "Employee" and  'Employees"  shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder

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only for the Insured's share of such excess  loss(es),  but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

     (a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

     (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

     (c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

     (d) knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

     (e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a)
(9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

     (a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

     (b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

     (c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

ICB005 Ed. 7-04                     11 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

ICB005 Ed. 7-04                    12 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

THE FOLLOWING SPACES PRECEDED BY AN (*) NEED NOT BE COMPLETED IF THIS ENDORSEMENT OR RIDER AND THE BOND OR POLICY HAVE THE SAME INCEPTION DATE.

[GRID]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST

--------------------------------------------------------------------------------
                                COMPUTER SYSTEMS

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

                     INSURING AGREEMENT J COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

     (1) entry of data into, or

     (2) change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

         (a)Property to be transferred, paid or delivered,

         (b)an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

         (c)an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

            (i)  cause the Insured to sustain a loss, and

            (ii) obtain  financial  benefit  for  that  individual or  for other persons intended by that individual to receive financial benefit.

                                    SCHEDULE

ALL SYSTEMS UTILIZED BY THE INSURED

2. As used in this Rider, Computer System means

     (a) computers with related peripheral components, including storage components, wherever located,
     (b) systems and applications software,
     (c) terminal devices, and
     (d) related communication networks

   by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

     (a) loss resulting directly or indirectly from the theft of confidential information, material or data; and


ICB011 Ed. 7-04 Page                    1 of 2
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

     (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System.

4.   The following portions  of  the attached  bond are not  applicable  to this
     Rider:

     (a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond Period";

     (b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and Limitations; and

     (c) Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be two million five hundred thousand Dollars ($2,500,000 ), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

     (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

     (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

     The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                             By  ___________________________
                                                  Authorized Representative

ICB011 Ed. 7-04                     Page 2 of 2
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

THE FOLLOWING SPACES PRECEDED BY AN (*) NEED NOT BE COMPLETED IF THIS ENDORSEMENT OR RIDER AND THE BOND OR POLICY HAVE THE SAME INCEPTION DATE.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST

--------------------------------------------------------------------------------

                        DEFINITION OF INVESTMENT COMPANY

It is agreed that:

1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:

     (f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                  By ___________________________
                                                     Authorized Representative


ICB016 Ed. 7-04
(c) 004 The Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

THE FOLLOWING SPACES PRECEDED BY AN (*) NEED NOT BE COMPLETED IF THIS ENDORSEMENT OR RIDER AND THE BOND OR POLICY HAVE THE SAME INCEPTION DATE.

[Grid}
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST

         AMEND GENERAL AGREEMENT A - NEWLY CREATED INVESTMENT COMPANIES

It is agreed that:

1. General Agreement A. (Additional Offices or Employees -Consolidation or Merger -Notice) is amended by inserting the following:

     (3) Item 1. of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter following the end of the Bond Period, a list of all Newly Created Investment Companies or portfolios, the estimated assets of each Newly Created portfolio and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios unless said prospectuses and statements of additional information have been previously submitted.

     Following the end of the Bond Period, any Newly Created Investment Company or portfolio created during the period, will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph and the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

2. It is further agreed that the following definition is added to Section 1. DEFINITIONS.

     (X) Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                             By _______________________________
                                                  Authorized Representative




ICB025 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

THE FOLLOWING SPACES PRECEDED BY AN (*) NEED NOT BE COMPLETED IF THIS ENDORSEMENT OR RIDER AND THE BOND OR POLICY HAVE THE SAME INCEPTION DATE.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

                                  ERISA RIDER

It is agreed that:

1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.

2. If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor Implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.


Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                             By _____________________________
                                                  Authorized Representative


ICB030 Rev. 7/04
(c)2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

THE FOLLOWING SPACES PRECEDED BY AN (*) NEED NOT BE COMPLETED IF THIS ENDORSEMENT OR RIDER AND THE BOND OR POLICY HAVE THE SAME INCEPTION DATE.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

                             TEXAS STATUTORY RIDER

1.   Special Rule for Elected Officials of Governmental  Units

     If any Insured is an elected official of a governmental unit, this policy may not be terminated or non-renewed solely because such Insured is an elected official.

2. It is agreed that SECTION 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS is replaced by the following:

     This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of loss is filed with the Underwriter or after the expiration of twenty-eight (28) months from the date the original proof of loss is due to be furnished to the Underwriter. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

     Discovery occurs when the Insured:

     (a) becomes aware of facts, or

     (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

     which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                             By ______________________________
                                                  Authorized Representative

ICB071 REV. 12-06
(c) 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

            PRIOR ACTS - FORMER EMPLOYEES CLARIFICATION ENDORSEMENT
                          FOR USE WITH ICB005 ED. 7/04
                               MEL4799 ED. 12/06

It is agreed that:

1. Acts of an Employee, as defined in this bond, are covered under Insuring Clause (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Clause
     (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

2. As respects the second paragraph of Section 13. - Termination, coverage reinstated for specific Employees under previous bonds issued to the Insured by the Underwriter shall be deemed continued under the attached Bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                  By ___________________________
                                                       Authorized Representative


2006 The St. Paul Travelers Companies, Inc. All Rights Reserved      Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING PART
OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

          AMEND SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS
                    DESIGNATE PERSONS FOR DISCOVERY OF LOSS
                MEL2555 ED. 3-05 - FOR USE WITH ICB005 ED. 7-04

It is agreed that:

Section 4. - Loss - Notice - Proof - Legal Proceedings of the attached bond is amended by deleting the second subparagraph and replacing it with the following:

Discovery occurs when the

manager of the Risk Management, Compliance, Internal
Audit or Legal Departments of the Insured:

(a)  first becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.



Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                  By ___________________________
                                                     Authorized Representative


(c) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING PART
OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

                          AMEND DEFINITION OF EMPLOYEE
                MEL2899 ED. 5/05 - FOR USE WITH ICB005 ED. 7/04

It is agreed that:

1. The following is added to Definition (a), Employee, of Section 1. - DEFINITIONS, of the CONDITIONS AND LIMITATIONS:

     AN OFFICER OR OTHER EMPLOYEE OF THE INSURED ON AN APPROVED LEAVE OF ABSENCE OR WHILE PERFORMING ACTIVE MILITARY SERVICE.

     EMPLOYEES OF USAA LIFE INSURANCE COMPANY WHEN PRFORMING ACTS COMING WITHIN THE SCOPE OF AN EMPLOYEE OF THE INSURED.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                  By __________________________
                                                       Authorized Representative


(c) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved  Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

                         AMEND SECTION 13. TERMINATION
                         FOR USE WITH ICB005 - ED. 7/04
                               MEL3281 - ED. 5/05

It is agreed that:

This Bond is amended by deleting from SETCTION 13. TERMINATION, the term "60 days" under the first paragraph and substituting "90 days".



Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                  By ___________________________
                                                      Authorized Representative



2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

[Grid]
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/19/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09

* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

           AMEND DEDUCTIBLE FOR NON-INVESTMENT COMPANY NAMED INSURED
                          For use with ICB005 Ed. 7/04
                               MEL3687 Ed. 11/05

It is agreed that:

The following is added to Section 12. DEDUCTIBLE, of the attached bond:

However,  the Deductible Amount applicable to any loss under Insuring  Agreement
(A) - FIDELITY, sustained by any Insured that is not an Investment Company shall be $0.


Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                             By ______________________________
                                                  Authorized Representative


(c) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

                         AMEND SECTION 13. -TERMINATION
                          FOR USE WITH ICB005 ED. 7/04
                               MEL3713 ED. 11/05

It is agreed that:

The second paragraph of Section 13. TERMINATION, is replaced with the following:

     This Bond will terminate as to any one Insured, other than an Investment Company, immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.



Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                  By __________________________
                                                      Authorized Representative



(c) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.


[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
--------------------------------------------------------------------------------
05/15/09
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

                             SEC NOTIFICATION RIDER
                          FOR USE WITH ICB005 ED. 7/04
                               MEL3812 ED. 12/05

It is agreed that:

     This bond may only be modified by written riders, forming a part hereof over the signature of the Underwriter's authorized representative. Any rider which modifies the coverage provided by INSURING AGREEMENT (A) FIDELITY in a manner which adversely affects the rights of an Investment Company named as Insured shall not become effective until at least 60 days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C. and to each Investment Company named as Insured affected thereby.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                  By ___________________________
                                                      Authorized Representative



(c) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

                AMEND INSURING AGREEMENT ( K ) - CLAIMS EXPENSE
                  FOR USE WITH INVESTMENT COMPANY BLANKET BOND
                                MEL4276 ED. 5/06

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT ( K ) - CLAIMS EXPENSE

1. Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under Insuring Agreement (A), which loss exceeds the Deductible Amount applicable to Insuring Agreement (A).

2.   The following is added to Item 3. of the Declarations, Limit of Liability:

     Insuring Agreement K - CLAIMS EXPENSE
                                          Limit of Liability  Deductible Amount
                                              $100,00           $0

3. Section 2. EXCLUSIONS, paragraph K. is replaced with the following:

   (k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B) or Insuring Agreement K - CLAIMS EXPENSE.



Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

                                             By _____________________________
                                                  Authorized Representative


(c) 2006 The Travelers Companies, Inc.                               Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR
RIDER EXECUTED
06/05/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

                    REPLACE INSURING AGREEMENT (A) FIDELITY
                          For use with ICB005 Ed. 7/04
                               MEL5530 Ed. 12/07

It is agreed that:

1.   Insuring Agreement (A) Fidelity is replaced with the following:

     (A) Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

         Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

         (a) to cause the Insured to sustain such loss, or

         (b) to obtain financial benefit for the Employee or another person or organization.

         Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to obtain financial benefit and which result in a financial benefit for the Employee. However, where the proceeds of a fraud committed by an Employee involving Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

         As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing and pensions.

         "Trading" as used in this Insuring Agreement means trading or otherwise dealing in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange or other means of exchange similar to or in the nature of the foregoing.

         "Loan" as used in this Insuring Agreement means any extension of credit by the Insured, any transaction creating a creditor relationship in favor of the Insured and any transaction by which the Insured assumes an existing creditor relationship.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                  By __________________________
                                                       Authorized Representative


(c) 2007 The Travelers Companies, Inc.                              Page 1 of 1

         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

[Grid]
--------------------------------------------------------------------------------
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
412PB1209

DATE ENDORSEMENT OR RIDER EXECUTED
06/19/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
05/15/09
--------------------------------------------------------------------------------
* ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

             AMEND INSURING AGREEMENT (C), ON PREMISES ENDORSEMENT
          FOR USE WITH INVESTMENT COMPANY BLANKET BOND ICB005 ED. 7/04
                               MEL6150 ED. 9/08

1. It is agreed that the first paragraph of Insuring Agreement (C) On Premises is replaced with the following:

     Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises of the Insured or lodged or deposited within offices or premises located anywhere, except in any office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.


Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                  By ___________________________
                                                       Authorized Representative


(c) 2008 The Travelers Companies, Inc.

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

[Grid]
--------------------------------------------------------------------------------
Attached to and Forming Part
of Bond Or Policy No.
412PB1209

Date Endorsement or Rider
Executed
06/05/09

* Effective Date of Endorsement or Rider
12:01 A.M. Standard Time as
Specified in the Bond or Policy
05/15/09
--------------------------------------------------------------------------------
*ISSUED TO
USAA MUTUAL FUND TRUST
--------------------------------------------------------------------------------

                           NAMED INSURED ENDORSEMENT

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

INTERNATIONAL FUND                           NEW YORK MONEY MARKET FUND
TAX EXEMPT LONG-TERM FUND                    PRECIOUSMETALS ANS MINERALS FUND
MONEY MARKET FUND                            S&P 500 INDEX FUND
NASDAQ-100 INDEX FUND                        SCIENCE & TECHNOLOGY FUND
NEW YORK BOND FUND                           SHORT-TERM BOND FUND
USAA MUTUAL FUNDS TRUST                      TAX EXEMPT SHORT-TERM FUND
AGGRESSIVE GROWTH FUND                       SMALL CAP STOCK FUND
BALANCED STRATEGY FUND                       TAX EXEMPT MONEY MARKET FUND
CAPITAL GROWTH FUND                          TREASURY MONEY MARKET TRUST
CALIFORNIA BOND FUND                         TOTAL RETURN STRATEGY FUND
CALIFORNIA MONEY MARKET FUND                 VALUE FUND
CORNERSTONE STRATEGY FUND                    VIRGINIA BOND FUND
EMERGING MARKETS FUND                        VIRGINIA MONEY MARKET FUND
EXTENDED MARKET INDEX FUND                   WORLD GROWTH FUND
FLORIDA TAX-FREE INCOME FUND                 USAA TARGET RETIREMENT 2020 FUND
FLORIDA TAX-FREE MONEY MARKET FUND           USAA TARGET RETIREMENT 2030 FUND
FIRST START GROWTH FUND                      USAA TARGET RETIREMENT 3040 FUND
GNMA TRUST                                   USAA TARGET RETIREMENT 2050 FUND
GROWTH & INCOME FUND                         USAA TARGET RETIREMENT INCOME
GROWTH AND TAX STRATEGY FUND                 FUND
GROWTH FUND                                  USAA GLOBAL OPPORTUNITIES FUND
HIGH-YIELD OPPORTUNITIES FUND                USAA EMERGING MARKETS FUND-
INCOME STOCK FUND                             INSTITUTIONAL SHARES
INCOME FUND                                  USAA INCOME FUND-INSTITUTIONAL
INTERMEDIATE-TERM BOND FUND                   SHARES
TAX EXEMPT INTERMEDIATE-TERM FUND            USAA INTERMEDIATE-TERM BOND FUND
USAA AGGRESSIVE GROWTH FUND-                  -INSTITUTIONAL SHARES
 INSTITUTIONAL SHARES                        USAA SHORT-TERM BOND FUND-
USAA GROWTH FUND- INSTITUTIONAL SHARES       INSTITUTIONAL SHARES
USAA INCOME STOCK FUND-                      USAA HIGH-YIELD BOND FUND-
 INSTITUTIONAL SHARES                          INSTITUTIONAL SHARES
USAA VALUE FUND-INSTITUTIONAL SHARES         USAA PRECIOUS METALS AND MINERALS
USAA SMALL CAP STOCK FUND-                    -INSTITUTIONAL SHARES
 INSTITUTIONAL SHARES
USAA INTERNATIONAL FUND-INSTITUTIONAL SHARES

 ICB010 Ed. 7/04                                 Page 1 of 2

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.



Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                             By _______________________________
                                                  Authorized Representative

ICB010 Ed.  7/04                Page 2 of 2